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                            March 16, 2022

       Thomas Traves
       Chief Executive Officer
       Visionary Education Technology Holdings Group Inc.
       200 Town Centre Blvd.
       Suite 408A
       Markham, Ontario, Canada L3R 8G5

                                                        Re: Visionary Education
Technology Holdings Group Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed March 4, 2022
                                                            File No. 333-263290

       Dear Mr. Traves:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed March 4, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 45

   1. We note that you have removed the disclosure addressing comment 4 in our December 20,
                                                        2021 letter that
relates to any known trends that you reasonably expect will have a material impact on your
revenue, income and cash flows as a result of your strategic shift from the sale of real
estate to reliance on education programs for future revenue, net income and cash flows.
Please revise to include such disclosure or tell us why you believe it is not necessary.
 Thomas Traves
FirstName  LastNameThomas   Traves
Visionary Education Technology Holdings Group Inc.
Comapany
March      NameVisionary Education Technology Holdings Group Inc.
       16, 2022
March2 16, 2022 Page 2
Page
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Steven Schuster, Esq.